Mail Stop 3561

January 5, 2006

<u>Via U.S. Mail</u>

Ruediger Albrecht
President
Isdera, North America, Inc.
50 Pine Drive
Cold Spring Harbor, NY 11724

Re: Isdera, North America, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed December 19, 2006
File No. 333-138059

Dear Mr. Albrecht,

We have reviewed your responses to the comments in our letter dated November 14, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

General

1. We note your response to comment one of our letter dated November 14, 2006. Please revise to clearly state that you do not have any intention of seeking any joint ventures, strategic alliances and business acquisitions in the foreseeable future.

2. We note your response to comment two of our letter dated November 14, 2006, which indicates that you do not believe this is an offering under Rule 415(a)(1)(i). Additionally, we note the disclosure on page 16 indicating that you intend to comply with Rule 415(a)(1)(ix). However, registration statements covering offerings made in reliance on Rule 415(a)(1)(ix) may only include shares that are issued and outstanding. As your revised disclosure indicates that the majority of the shares being offered for resale have not yet been issued, it does not appear that you can rely on Rule 415(a)(1)(ix) at this time. Further, while we note that you have reduced the amount of shares being registered, given the nature and size of the offering, we continue to believe that the transaction does not comply with our guidance regarding indirect primary offerings. Please provide us with a thorough analysis explaining which section of Rule 415 you believe the offering falls under

and the facts that allow such reliance.

Summary Financial Information, page 5

3. The total liabilities and stockholders' deficit disclosed in the Summary Financial Information as of August 31, 2006, $1,950 and $0 respectively, do not agree to the amounts in your consolidated balance sheet on page F-3. Please reconcile and revise these disclosures.

Risk Factors, page 6

4. Please expand this section to include a risk factor regarding the fact that neither Isdera, North America nor Mr. Albrecht has successfully marketed or sold any Isdera cars or parts. Include a separate risk factor discussing the fact that you do not have any written agreement with Isdera GMBH or any other car manufacturers to market or sell their products.

5. Please provide a discussion of the material terms of the verbal agreement between the company and Isdera GMBH. If the verbal agreement has been reduced to writing, please file it as an exhibit to the registration statement.

6. Furthermore, please discuss in greater detail the modifications to your business and the possible sources and availability of the automobiles and automobile related products you refer to, including sources of products other than those manufactured by Isdera.

Management, page 13

7. Please comprehensively revise your description of Mr. Albrecht's business experience to clarify that neither he nor the company is associated with Isdera GMBH. For example, in this section you state that he and the company represent Isdera GMBH. You also indicate that Mr. Albrecht has acted as coordinator between customers, representatives, etc., in his role as President of the company. In fact, your revised disclosure and responses to our comments indicate that the company has never had any customers and is not associated with Isdera GMBH. Revise accordingly.

Certain Relationships and Related Transactions, page 15

8. We reissue comment 23 of our letter dated November 14, 2006, in part. Please revise this section to clearly indicate, if true, that the $90,000 advance by Kingsgate will be used only to pay registration expenses and not to fund future operations.

9. Please file the note issued to Mrs. Albrecht as an exhibit to the registration statement.

10. We note that your revised disclosure indicates that the shares being offered by Kingsgate and Eastern Glow Investments have not yet been issued. Please expand the disclosure in this section to discuss the terms related to when the shares may be issued and whether any conditions must be met prior to issuance of the shares.

Offering by Selling Shareholders, page 16

11. We reissue comment 25 of our letter dated November 14, 2006. The column representing beneficial ownership after completion of the offering appears inaccurate. For example, the table indicates that Wiebke Albrecht will sell all of the shares she owns but will continue to own 29.1% of the company. Revise accordingly.

Financial Statements

Statement of Changes in Stockholders' Deficit, page F-5

12. We note from your response to our prior comment 28 that you have been in existence since October 20, 1987. And based on your disclosure on page F-10 you carried a note payable to Mr. Ruediger Albrecht for an aggregate amount of $52,862 borrowed at various times from October 20, 1987 to June 30, 2006. We also note from note 1 to your financial statements that on October 20, 1987 you adopted "June 30" as your fiscal year end. Based on the above, please revise your filing to include an audited balance sheet as of the end of the most recent fiscal year (or June 30, 2006) and audited statements of income, cash flow and changes in stockholder's equity (deficit) for each of the two fiscal years preceding the date of such audited balance sheet. See Item 310(a) of Regulation S-B for guidance. Additionally, as required by Item 310(g) of Regulation S-B, please update your financial statements to include financial statements for an interim period ending within 135 days of the effective date of your registration statements. Interim financial statements should be prepared and presented in accordance with Item 310 (b) of Regulation S-B. Also the dates on the auditor's opinion on page F-2, Expert section on page 291 and auditors' consent should be revised accordingly.

Other

13. We note from your revised balance sheet on page F-3 and statement of changes in stockholders' deficit on page F-5 that you restated your financial statements to classify the amounts due to BVI corporations for $73,212 and the note payable to stockholder for $52,862 from equity to current liabilities. In this regard, please revise the notes to your financial statements in accordance with paragraph 25 and

       26 of SFAS No. 154 to accurately disclose the nature and extent of the error that was made in the financial statements included in your previously issued Form SB-2. Furthermore, your auditors should consider revising their independent audit report to recognize the error correction through the addition of an explanatory paragraph pursuant to paragraph 12 of SAS AU Section 420.

14. We note from the disclosure on page 4 and elsewhere in the registration statement that as of December 18, 2006, the company had 4,284,400 shares outstanding. Please tell us and disclose in the notes to the company's financial statements, the terms of the transactions in which the company issued the 4,284,300 shares issued since August 31, 2006, as your balance sheet indicates 100 shares were outstanding at this date. If the 4,284,300 shares have not yet been issued, revise throughout the filing as appropriate, including your disclosure on page 4.

<u>Legality Opinion</u>

15. Based on your revised disclosure, it appears that the majority of the shares being offered for resale have not yet been issued. Please revise your legal opinion accordingly.

* * * * *

       As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Sara Kalin at (202) 551-3454 with any other questions.

Regards,

Sara Kalin
Branch Chief

cc: Michael S. Krome, Esq.
        Fax: (631) 737-8382